LPBP Inc.
Financial Statements
April 30, 2008
(Unaudited)

Notice to Reader:

The accompanying unaudited financial statements of LPBP Inc. for the period ended April 30, 2008 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company’s independent auditors.

Sincerely,

/s/ John Anderson

John Anderson
President and CEO
June 25, 2008

Statements of Financial Position
[Unaudited]

As at April 30, 2008 with comparative at October 31, 2007
[Thousands of Canadian dollars]	2008	2007
Assets
Cash	$93	$345
Prepaid expenses	-	54
Assets held in trust for the Company by MDS Inc. [note 2]	115,470	162,917
Total assets	$115,563	$163,316

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities [note 7]	$89	$113
Income taxes payable	8,323	49,379
Future tax liability	-	8,250
	8,412	57,742
Shareholders’ equity [note 3]
Common shares – Class A	-	-
Common shares – Class B	9,763	9,763
Retained earnings	97,388	95,811
	107,151	105,574
Total liabilities and shareholders’ equity	$115,563	$163,316
See accompanying notes

On behalf of the Board of Directors:
/s/ Edward E. McCormack	/s/ Mitchell J. Kostuch
EDWARD E. MCCORMACK Chairman of the Board and Director	MITCHELL J. KOSTUCH Director

Statements of Income
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2008	2007	2008	2007
Equity in earnings of investee [note 4]	$-	$694,846	$-	$711,261
General and administration	(165)	(189)	(258)	(561)
Income/(loss) before income taxes and interest	(165)	694,657	(258)	710,700
Interest income	986	2,984	2,645	2,984
Income before income taxes	821	697,641	2,387	713,684
Income taxes	(279)	(61,605)	(810)	(62,232)
Net income and comprehensive income	$542	$636,036	$1,577	$651,452
Earnings per share basic and diluted [note 5]	$-	$0.06	$-	$0.06
See accompanying notes

Statements of Retained Earnings
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2008	2007	2008	2007
Retained earnings, beginning of period	$96,846	$41,424	$95,811	$44,483
Net income and comprehensive income	542	636,036	1,577	651,452
Dividends paid [note 6]
- Class A Common shares	-	(615)	-	(615)
- Class B Non-voting shares	-	(579,697)	-	(598,172)
Distribution on Class A Common shares in excess of stated capital [note 6]	-	(2,814)	-	(2,814)
Retained earnings, end of period	$97,388	$94,334	$97,388	$94,334
See accompanying notes

Statements of Cash Flows
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2008	2007	2008	2007
Operating activities
Net income and comprehensive income	$542	$636,036	$1,577	$651,452
Items not affecting current cash flow:
Tax loss benefit realized	-	(57,193)	-	(62,404)
Future income tax expense	-	64,068	(8,250)	69,907
Equity earnings	-	(694,846)	-	(711,261)
	542	(51,935)	(6,673)	(52,306)
Changes in non-cash working capital balances relating to operations:
Prepaid expenses	27	32	54	65
Accounts payable and accrued liabilities	9	(28)	(24)	(16)
Income taxes payable	279	54,775	(41,056)	54,818
	315	54,779	(41,026)	19,820
Investing activities
Decrease/(increase) in assets held in trust for the company by MDS Inc.	(1,022)	(2,984)	47,447	(2,984)
Distribution received from MDS Laboratory Services LP	-	4,393	-	20,243
	(1,022)	1,409	47,447	20,243
Financing activities
Return of share capital	-	(30,044)	-	(30,044)
Proceeds on dissolution of Labs LP	-	604,611	-	604,611
Payment of cash dividends	-	(580,312)	-	(598,787)
	-	(5,745)	-	(24,220)
Decrease in cash position during the period	(165)	(1,492)	(252)	(4,400)
Cash position, beginning of period	258	11,121	345	14,029
Cash position, end of period	$93	$9,629	$93	$9,629
See accompanying notes

Notes to Financial Statements
[unaudited]
[All amounts in thousands of Canadian dollars, except where noted]

1.	Summary of Significant Accounting Policies

These financial statements of LPBP Inc. have been prepared on a basis consistent with the Company’s audited financial statements for the year ended October 31, 2007. These financial statements should be read in conjunction with the accounting policies and other disclosures in these audited financial statements. These interim financial statements do not include all of the disclosures in the audited financial statements.

2.	Sale of Assets by MDS Laboratory Services Limited Partnership

On September 1, 2005, MDS announced their strategic plan to focus resources within the global life sciences markets.  With MDS’s new focus, MDS stated that they were examining alternative ownership structures for their Diagnostic business. On October 4, 2006, MDS agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian diagnostics business in a transaction valued at $1.325 billion (the MDS Sale).  MDS’s Canadian diagnostics business included its general partnership interest in the business of Labs LP.  To effect this transaction, MDS Laboratory Services Inc. (MDS Labs), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the Partnership Sale). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

The Board of Directors of the Company called a special meeting of shareholders, which was held on November 24, 2006, at which, shareholders were asked to approve the Partnership Sale and certain ancillary matters related to the Partnership Sale. At the meeting held on November 24, 2006 those shareholders present or voting by proxy approved the appropriate resolutions.

On February 23, 2007, the Company announced that it had been advised of the completion of the previously announced MDS Sale.  As part of that sale, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.

As a result of the Partnership Sale, Labs LP has been dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred and are being held by MDS Labs in trust for the benefit of all partners. MDS Labs holds and manages the funds on behalf of both partners of Labs LP. The Company is entitled to the funds, as it may require, to fund day to day operations including the payment of income taxes. The Company will receive interest and investment returns on its prorata share of funds invested by the general partner with MDS’s Treasury Department. As at April 30, 2008, interest earned amounted to approximately $9 million.

The Company’s interest in Labs LP was the Company’s principal asset and, as a result of the sale by Labs LP, the Company will not receive any further income from this investment.

3.	Share Capital

Authorized
Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	April 30 2008	October 31 2007
Shares Issued – Class A Shares Issued – Class B	94,468 11,134,649	- 9,763	- 9,763
Closing balance – January 31, 2008	11,229,117	9,763	9,763

All the shares were issued on May 1, 2004. During 2007, holders of Class A Common Shares received 0.0543 per share as a return of capital and the stated capital of Class A Common Shares was reduced to nil. Holders of Class B Non-voting Shares received a distribution, which included both a return of capital and a dividend. As a result of this distribution, stated capital of Class B Non-voting Shares was reduced by $24.9 million (see note 6).

4.	Equity Earnings

As a result of the sale of assets of Labs LP on February 23, 2007, and the subsequent dissolution of the partnership, the Company had no equity earnings for the six months ended April 30, 2008 ($694,846 for the three months ended April 30, 2007 and $711,261 for the six months ended April 30, 2007).

5.	Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000.  The basic and diluted earnings per share for each of the three and six month periods ended April 30, 2008 was negligible and $0.06 for each of the same periods in 2007.

6.	Dividends

On February 28, 2007, the Company announced that the Board of Directors declared a distribution in the aggregate amount of approximately $610 million, or $0.0543 per share to holders of the Company’s Class A Common shares and Class B Non-voting shares, which was paid on March 22, 2007 to shareholders of record as at March 12, 2007.  Holders of Class A Common shares received $0.0543 per share as a return of capital and the stated capital of Class A Common shares was reduced to nil. Holders of Class B Non-voting shares received a distribution which included both a return of capital and a dividend.  As a result of this distribution, stated capital of Class B Non-voting shares was reduced by $24.9 million.  The purpose of all of these distributions was to distribute to shareholders substantially all of the proceeds received by the Company as a result of the Partnership Sale.  The Company has retained a portion of the proceeds of the Partnership Sale to pay income taxes, expenses related to the sale, and general corporate costs.

On February 28, 2007, the Board of Directors of the Company also declared a dividend in the aggregate amount of $615 or $0.00650896 per share, to holders of the Company’s Class A Common shares which was paid on March 22, 2007.  The record date for this dividend was March 12, 2007.  The purpose of this dividend was to equalize the cumulative amount of dividends per share paid on the Company’s Class A Common shares to the amount declared and paid previously on the Class B Non-voting shares.

7.	Related Party Transactions

The transactions with MDS and affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Three months ended April 30			Six months ended April 30
2008		2007	2008	2007
Transactions
Interest income	$ 986	$ 2,984	$ 2,645	$ 2,984
General and administration	12	12	24	24

	April 30, 2008	October 31, 2007
Balances
Assets held in trust for the Company by MDS Inc.	$115,470	$162,917
Accounts payable and accrued liabilities
MDS Inc. and affiliates	36	24